Exhibit 99.1

First High-School Education Group Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

BEIJING, CHINA / ACCESSWIRE / August 2, 2024 — First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (OTCQB: FHSEY), an education service provider primarily focusing on high schools in Western China, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal”) dated August 2, 2024 from Mr. Shaowei Zhang, its founder, chairman of the Board and chief executive officer, Ms. Yu Wu, and Spring River Greater China Fund (collectively, the “Buyer Group”) proposing to acquire all of the outstanding Class A ordinary shares of the Company (the “Shares”), including Class A Shares represented by American depositary shares (the “ADSs,” each representing three Class A ordinary shares) that are not already owned by the members of the Buyer Group for a purchase price of US$0.05 per Share, or US$0.15 per ADS, in cash in a going private transaction (the “Proposed Transaction”), subject to certain conditions. The price represents (1) a premium of approximately 354.5% to the closing price of the ADS on August 1, 2024, the last trading day prior to the date of the Proposal, and (2) a premium of approximately 269.3% and 320.7% to the volume-weighted average price of the ADSs during the last seven and 30 trading days, respectively. A copy of the Proposal is attached hereto as Annex A.

The Board intends to form a special committee consisting of independent and disinterested directors to consider the Proposal. The Board expects that the special committee will retain independent advisors, including independent financial and legal advisors, to assist it in this process.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the Proposal and has not had an opportunity to carefully review and evaluate the Proposal or make any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the Proposed Transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Safe Harbor Statement

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries, please contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)

Annex A

August 2, 2024

Board of Directors (the “Board”)

First High-School Education Group Co., Ltd. (the “Company”)

No. 1-1, Tiyuan Road, Xishan District

Kunming, Yunnan Province 650228

People’s Republic of China

Dear Members of the Board:

Mr. Shaowei Zhang, founder, chairman of the Board and chief executive officer of the Company, Ms. Yu Wu, and Spring River Greater China Fund (the “Buyer Group”, “we” or “us”) are pleased to submit this preliminary non-binding proposal (“Proposal”) in a going private transaction (the “Acquisition”). We have entered into a consortium agreement dated as of the date hereof pursuant to which we have agreed to work with each other exclusively with respect to the Acquisition.

We believe that our Proposal provides an attractive opportunity for the Company’s shareholders. Our Proposal include the following key terms:

1. Purchase Price. The proposed consideration payable for each ordinary share of the Company for the Acquisition is US$0.05 in cash, or US$0.15 in cash for each American Depositary Share of the Company (an “ADS”, representing three Class A ordinary shares of the Company) (in each case other than those ADSs or ordinary shares of the Company that are held by the members of the Buyer Group or rolled over in connection with the proposed Acquisition). Our proposal represents a premium of approximately 354.5% to the closing price on the last trading day prior to the date of this proposal, and a premium of approximately 269.3% and 320.7% to the volume-weighted average price during the last 7 and 30 trading days, respectively.

2. Financing. We are confident that we can timely secure adequate financing to consummate the Acquisition.

3. Due Diligence. We will conduct customary due diligence on the Company on an expedited basis. We respectfully request that the Board accommodate our due diligence request.

4. Process. We expect that the Board will establish a special committee comprised of independent and disinterested directors of the Company (the “Special Committee”), who will consider our Proposal, be exclusively authorized to negotiate the proposed Acquisition with us, and make a recommendation to the Board.

5. Definitive Agreements. We stand ready to negotiate and finalize definitive agreements relating to the Acquisition (the “Definitive Agreements”) expeditiously. These documents will provide for customary and appropriate representations, warranties, covenants and conditions for transactions of this type.

6. Confidentiality. We trust you will agree that it is in our best interests to keep our discussions with respect to the Acquisition strictly confidential (unless otherwise required by law) until we have executed the Definitive Agreements or terminated our discussions. We expect to timely file one or more Schedule 13D and/or amendments to disclose information related to the Proposal and the Acquisition as required by the securities laws.

7. No Binding Commitment. This letter constitutes only our preliminary indication of interest and does not constitute any binding offer, agreement or commitment with respect to the Acquisition, which will only result from the execution of the Definitive Agreements and subject to the terms and conditions therein.

In conclusion, we look forward to working with you to successfully complete the Acquisition. Please do not hesitate to contact us if you have any questions regarding our Proposal.

*****

Sincerely

/s/ Shaowei Zhang
Shaowei Zhang

Sincerely

/s/ Yu Wu
Yu Wu

Sincerely

Spring River Greater China Fund

/s/ Pengwei Luo
Pengwei Luo
Director

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